Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-50090

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 26, 2001)

$500,000,000

Ford Motor Credit Company

7.60% Notes due March 1, 2032

     The Notes will bear interest from February 27, 2002 at the rate of 7.60% per annum. Ford Credit will pay interest quarterly in arrears on the 1st day of March, June, September and December, beginning June 1, 2002. The Notes may not be redeemed by Ford Credit before February 27, 2007. On such date and on any business day thereafter the Notes may be redeemed in whole or in part at 100% of their principal amount plus accrued interest.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement and the accompanying Prospectus. Any representation to the contrary is a criminal offense.

     Ford Credit will apply to list the Notes on the New York Stock Exchange and expects trading in the Notes on that Exchange to begin within 30 days after February 27, 2002.

	Per Note	Total

Initial public offering price	100.00%	$500,000,000

Underwriting discounts and commissions	3.15%	$15,750,000

Proceeds, before expenses, to Ford Credit	96.85%	$484,250,000

     The initial public offering price above does not include accrued interest. Interest on the Notes will accrue from February 27, 2002 and must be paid by the purchaser if the Notes are delivered to the Underwriters after February 27, 2002. Ford Credit expects that delivery of the Notes will be made to investors on or about February 27, 2002.

     Ford Credit has granted the Underwriters a right to request from Ford Credit the opportunity to purchase up to an additional $75,000,000 aggregate principal amount of Notes to cover overallotments, if any. Whether or not to approve the request is totally at Ford Credit’s discretion. For additional information see “Underwriting” beginning on page S-6.

Joint Book-Running Managers

Merrill Lynch & Co.	UBS Warburg

AG Edwards & Sons, Inc.

Morgan Stanley

Prudential Securities

Salomon Smith Barney

ABN AMRO Incorporated

Banc of America Securities LLC

H&R BLOCK Financial Advisors, Inc.

HSBC

Lehman Brothers

RBC Dain Rauscher

Wachovia Securities

Prospectus Supplement dated February 22, 2002.

TABLE OF CONTENTS

DESCRIPTION OF NOTES
UNDERWRITING
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION CONCERNING FORD CREDIT
INFORMATION CONCERNING FORD
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS

TABLE OF CONTENTS

Prospectus Supplement

      You should rely only on the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. No one is authorized to provide you with different information.

     The Notes are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of the documents.

DESCRIPTION OF NOTES

      This description of terms of the Notes adds information to the descriptions of the general terms and provisions of debt securities in the Prospectus. If this summary differs in any way from the summaries in the Prospectus, you should rely on this summary. The Notes are part of the debt securities registered by Ford Credit in January 2001 to be issued on terms to be determined at the time of sale. In addition to the Notes offered hereby, debt securities in the aggregate principal amount of approximately $32,350,000,000 previously have been designated for sale or have been sold.

The Notes

      The Notes will initially be limited to $500,000,000 aggregate principal amount, will be unsecured obligations of Ford Credit and will mature on March 1, 2032. The Notes will bear interest from February 27, 2002 at the rate per annum shown on the cover page of this Prospectus Supplement. Interest will be payable on March 1, June 1, September 1, and December 1 of each year, commencing June 1, 2002, to the person in whose names the Notes are registered at the close of business on the 15th day preceding each such interest payment date, subject to certain exceptions. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. If interest or principal is payable on a day that is not a business day, we will make the payment on the next business day, and no interest will accrue as a result of the delay in payment. By “business day” we mean any day other than a Saturday or Sunday or other day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

      Ford Credit may, without the consent of the holders of the Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Notes. Any additional notes will, together with the Notes, constitute a single series of the Notes under the Indenture. No additional notes may be issued if an Event of Default has occurred with respect to the Notes.

Redemption

      The Notes may not be redeemed before February 27, 2007. On such date and on any business day thereafter the Notes may be redeemed as a whole or from time to time in part, at the option of Ford Credit, on not less than 30 nor more than 60 days prior notice given in the manner provided in the Indenture, at a redemption price equal to 100% of the principal amount to be redeemed, together with interest thereon payable to the redemption date.

Book-Entry, Delivery and Form

      The Notes will be issued in the form of one or more fully registered Global Notes (the “Global Notes”) which will be deposited on February 27, 2002 with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Notes in definitive form will not be issued, unless the Depository notifies Ford Credit that it is unwilling or unable to continue as depository for the Global Notes and Ford Credit fails to appoint a successor depository within 90 days or unless otherwise determined, at Ford Credit’s option. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Notes through either the Depository (in the United States) or Clearstream Banking, Société anonyme (“Clearstream Luxembourg”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depository. Citibank, N.A. will act as depositary for Clearstream Luxembourg and JPMorgan Chase Bank, will act as depositary for Euroclear (in such capacities, the “U.S. Depositaries”).

      Clearstream Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations (“Clearstream Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Participant either directly or indirectly.

      Distributions with respect to the Notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

      Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

      Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

      Distributions with respect to the Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Global Clearance and Settlement Procedures

      Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between participants of the Depository (“DTC Participants”) will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Luxembourg Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

      Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Clearstream Luxembourg Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

      Because of time-zone differences, credits of Notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Clearstream Luxembourg Participants on such business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream Luxembourg Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depository.

      Although the Depository, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Denomination

      The Notes are offered in denominations of $25 and integral multiples thereof. If a global certificate is exchanged for debt securities in physical form as described under “— Book-Entry, Delivery and Form” above, the securities in physical form will be in denominations of $25 and integral multiples thereof.

UNDERWRITING

      Ford Credit is selling the Notes to the Underwriters named below under an Underwriting Agreement dated as of October 5, 2001 and a Pricing Agreement dated as of February 22, 2002. The Underwriters, and the amount of Notes each of them has agreed to purchase from Ford Credit are as follows:

Principal Amount
Underwriters	of Notes

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$58,000,000

UBS Warburg LLC	58,000,000

A.G. Edwards & Sons, Inc.	57,250,000

Morgan Stanley & Co. Incorporated	57,250,000

Prudential Securities Incorporated	57,250,000

Salomon Smith Barney Inc.	57,250,000

ABN AMRO Incorporated	12,500,000

Banc of America Securities LLC	12,500,000

First Union Securities, Inc.	12,500,000

H&R BLOCK Financial Advisors, Inc.	12,500,000

HSBC Securities (USA) Inc.	12,500,000

Lehman Brothers Inc.	12,500,000

RBC Dain Rauscher Inc.	12,500,000

Banc One Capital Markets, Inc.	2,750,000

Bear, Stearns & Co. Inc.	2,750,000

Charles Schwab & Co., Inc.	2,750,000

Comerica Securities, Inc.	2,750,000

Credit Suisse First Boston Corporation	2,750,000

Deutsche Banc Alex. Brown Inc.	2,750,000

J.P. Morgan Securities Inc.	2,750,000

McDonald Investments Inc., a KeyCorp Company	2,750,000

Quick & Reilly, Inc.	2,750,000

Robert W. Baird & Co. Incorporated	2,750,000

Scotia Capital (USA) Inc.	2,750,000

TD Securities (USA) Inc.	2,750,000

Tucker Anthony Incorporated	2,750,000

U.S. Bancorp Piper Jaffray Inc.	2,750,000

Wells Fargo Van Kasper LLC	2,750,000

Advest, Inc.	875,000

BB&T Capital Markets, a Division of Scott & Stringfellow, Inc.	875,000

C.L. King & Associates, Inc.	875,000

Crowell, Weedon & Co.	875,000

D.A. Davidson & Co.	875,000

Davenport & Company LLC	875,000

Doley Securities, Inc.	875,000

Fahnestock & Co. Inc.	875,000

Ferris, Baker Watts, Incorporated	875,000

Fidelity Capital Markets, a Division of National Financial Services LLC	875,000

Fifth Third Securities, Inc.	875,000

Gibraltar Securities Co.	875,000

Gruntal & Co., L.L.C.	875,000

Guzman & Company	875,000

J.J.B. Hilliard, W.L. Lyons, Inc.	875,000

Janney Montgomery Scott LLC	875,000

Legg Mason Wood Walker, Incorporated	875,000

Principal Amount
Underwriters	of Notes

Mesirow Financial, Inc.	875,000

Morgan Keegan & Company, Inc.	875,000

Muriel Siebert & Co., Inc.	875,000

NatCity Investments, Inc.	875,000

Parker/ Hunter Incorporated	875,000

Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation	875,000

Raymond James & Associates, Inc.	875,000

SWS Securities, Inc.	875,000

Stifel, Nicolaus & Company, Incorporated	875,000

Utendahl Capital Partners, L.P.	875,000

Wedbush Morgan Securities	875,000

William Blair & Company, L.L.C.	875,000

The Williams Capital Group, L.P.	875,000

Total	$500,000,000

      Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, if the Underwriters take any of the Notes, then they are obligated to take and pay for all of the Notes.

      The Underwriters have advised Ford Credit that they propose initially to offer all or part of the Notes directly to retail purchasers at the initial public offering price set forth on the cover page of this Prospectus Supplement, and to certain securities dealers at such price less a concession not in excess of $0.50 per $25 principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.45 per $25 principal amount of the Notes to certain other dealers. After the Notes are released for sale to the public, the offering price and other selling terms with respect to the Notes may from time to time be varied by the Underwriters.

      Ford Credit has granted the Underwriters named above a right to request from Ford Credit the opportunity to purchase up to an additional $75,000,000 aggregate principal amount of Notes (the “Option Notes”) to cover overallotments, if any, at the initial public offering price less the underwriting discounts and commissions set forth on the cover of this Prospectus Supplement within 30 days from the date of this Prospectus Supplement. Whether or not to approve the Underwriters’ request is totally at Ford Credit’s discretion. To the extent that Ford Credit approves of the exercise of this option and the Underwriters exercise the option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase from Ford Credit approximately the same percentages of the Option Notes as the amount set forth next to such Underwriter’s name in the table above bears to the aggregate principal amount of Notes set forth in the above table as the total to be purchased.

      Each of the Underwriters has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus Supplement or the accompanying Prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will, to the best knowledge and belief of such Underwriter, result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Ford Credit, except as set forth in the Underwriting Agreement and the Pricing Agreement.

      The Notes are a new issue of securities with no established trading market. Ford Credit has been advised by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

      In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position with respect to the Notes. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover any short position or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

      All secondary trading in the Notes will settle in immediately available funds.

      Ford Credit has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Ford Credit estimates that it will spend approximately $250,000 for printing, registration fees, rating agency and other expenses related to the offering of the Notes. The Underwriters have agreed to reimburse Ford Credit for certain of its expenses incurred in connection with the offering of the Notes.

      In the ordinary course of their respective businesses, certain of the Underwriters and their respective affiliates have engaged, and may in the future engage, in commercial banking, general financing and/or investment banking transactions with Ford Credit, Ford and certain of their affiliates.

LEGAL OPINIONS

      The legality of the Notes offered by Ford Credit hereby will be passed on for Ford Credit by S.J. Thomas, Esq., Secretary of Ford Credit and Counsel — Corporate, Financing Operations of Ford, or other counsel satisfactory to the Underwriters. The legality of the Notes offered hereby will be passed on for the Underwriters by Shearman & Sterling, 599 Lexington Avenue, New York, New York. Ms. Thomas is a full-time employee of Ford, and holds options to purchase shares of Common stock of Ford. Shearman & Sterling have in the past provided, and may continue to provide, legal services to Ford and its subsidiaries.

Ford Motor Credit Company

$36,700,000,000

Debt Securities

          This Prospectus is part of a registration statement that Ford Motor Credit Company filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, Ford Credit may, from time to time, sell the debt securities described in this Prospectus in one or more offerings up to a total dollar amount of $36,700,000,000.

      This Prospectus provides you with a general description of the debt securities Ford Credit may offer. Each time Ford Credit sells debt securities, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement also may add, update or change information contained in this Prospectus.

      You should read both this Prospectus and any Prospectus Supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

      Ford Credit’s principal executive offices are located at:

          Ford Motor Credit Company
          One American Road
          Dearborn, Michigan 48126
          313-322-3000

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 26, 2001.

     You should rely only on the information contained or incorporated by reference in this Prospectus and in any accompanying Prospectus Supplement. No one has been authorized to provide you with different information.

     The debt securities are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date on the front of the documents.

i

WHERE YOU CAN FIND MORE INFORMATION

      Ford Motor Credit Company (“Ford Credit”) files annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document Ford Credit files at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Ford Credit’s SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

      The SEC allows Ford Credit to “incorporate by reference” the information Ford Credit files with the SEC, which means that Ford Credit can disclose important information to you by referring you to those documents that are considered part of this Prospectus. Information that Ford Credit files later with the SEC will automatically update and supersede the previously filed information. Ford Credit incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of all the debt securities has been completed.

•	Annual Report on Form 10-K for the year ended December 31, 1999 (the “1999 10-K Report”).

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (the “First Quarter 10-Q Report”).

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the “Second Quarter 10-Q Report”).

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (the “Third Quarter 10-Q Report”)

•	Current Reports on Form 8-K dated January 10, 2000, January 25, 2000, January 28, 2000 (the “January 2000 8-K Report”), February 2, 2000, February 4, 2000, March 8, 2000, March 15, 2000, March 16, 2000, April 19, 2000, June 5, 2000, June 14, 2000, July 14, 2000, July 19, 2000, July 31, 2000, September 11, 2000, September 14, 2000, September 21, 2000, October 18, 2000, November 1, 2000, November 2, 2000, December 1, 2000, December 22, 2000, January 3, 2001, January 11, 2001, January 18, 2001, January 29, 2001, February 1, 2001, and February 1, 2001 (the “February 2001 8-K Report”).

      These reports include information about Ford Motor Company (“Ford”) as well as information about Ford Credit.

      You may request copies of these filings at no cost, by writing or telephoning Ford Credit at the following address:

       Ford Motor Credit Company

       One American Road
       Dearborn, MI 48126
       Attn: Corporate Secretary
       (313) 594-9876

INFORMATION CONCERNING FORD CREDIT

      Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. As used herein “Ford Credit” refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

      Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, Ford Credit provides these financing services in the United States, Europe, Canada, Australia, Indonesia, the Philippines and India to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

      Ford Credit also conducts insurance operations through The American Road Insurance Company (“American Road”) and its subsidiaries in the United States and Canada. American Road’s business consists of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

INFORMATION CONCERNING FORD

      Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce and sell automobiles designed and engineered by Henry Ford. Ford is the world’s largest producer of cars and trucks combined.

      Ford’s business is divided into two business sectors, and it manages these sectors as three primary operating segments. These business sectors and operating segments are described below.

Business Sectors	Operating Segments	Description

Automotive:	Automotive	design, manufacture, sale and service of cars and trucks

Financial Services:	Ford Motor Credit Company	vehicle-related financing, leasing and insurance
	The Hertz Corporation	rental of cars, trucks and industrial and construction equipment, and other activities

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of “earnings” to “fixed charges” for Ford Credit and Ford were as follows for each of the periods indicated:

	Years Ended December 31

	2000	1999	1998		1997	1996

Ford Motor Credit Company	1.3	1.3	1.3		1.3	1.3

Ford Motor Company*	1.7	2.0	3.7	**	1.9	1.6

*	Excludes earnings and fixed charges for years ended December 31, 2000, 1999 and 1998, of Visteon Corporation, Fords former automotive components and systems subsidiary, which was spun-off on June 28, 2000 and, for the second quarter of 2000, excludes the $2.252 million one-time, non-cash charge resulting from the spin-off.

**	Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of Ford’s interest in Associates First Capital Corporation. Excluding this gain, the ratio would have been 1.9.

      For purposes of the Ford Credit ratio:

           “earnings” mean the sum of:

•	Ford Credit’s pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, and

•	Ford Credit’s fixed charges.

           “fixed charges” mean the sum of:

•	interest Ford Credit pays on borrowed funds,

•	the amount Ford Credit amortizes for debt discount, premiums and issuance expenses and

•	one-third of all rental expenses of Ford Credit (the portion deemed representative of the interest factor.

      For purposes of the Ford ratio:

           “earnings” mean the sum of:

•	Ford’s pre-tax income,

•	the pre-tax income of Ford’s majority-owned subsidiaries, whether or not consolidated,

•	Ford’s proportionate share of the income of any fifty-percent-owned companies,

•	any income Ford received from less-than-fifty-percent-owned companies, and

•	Ford’s fixed charges.

           “fixed charges” mean the sum of:

•	the interest Ford pays on borrowed funds,

•	the preferred stock dividend requirements of Ford’s consolidated subsidiaries and trusts,

•	the amount Ford amortizes for debt discount, premium, and issuance expense, and

•	one-third of all rental expenses of Ford (the proportion deemed representative of the interest factor).

USE OF PROCEEDS

      Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the debt securities will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for use in connection with the retirement of debt. Such proceeds initially may be used to reduce short-term borrowings (commercial paper, borrowings under bank lines of credit and borrowings under agreements with bank trust departments) or may be invested temporarily in short-term securities.

      Ford Credit expects to issue additional long-term and short-term debt from time to time. The nature and amount of Ford Credit’s long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time, as a result of business requirements, market conditions and other factors.

DESCRIPTION OF DEBT SECURITIES

      Ford Credit will issue debt securities in one or more series under an Indenture, dated as of February 1, 1985, as supplemented, between Ford Credit and JPMorgan Chase Bank, as successor to Manufacturers Hanover Trust Company, as trustee (the “Trustee”). The Indenture may be supplemented further from time to time.

      The Indenture is a contract between Ford Credit and JPMorgan Chase Bank acting as Trustee. The Trustee has two main roles. First, the Trustee can enforce your rights against Ford Credit if an “Event of Default” described below occurs. Second, the Trustee performs certain administrative duties for Ford Credit.

      The Indenture is summarized below. Because it is a summary, it does not contain all of the information that may be important to you. Ford Credit filed the Indenture as an exhibit to the registration statement, and suggests that you read those parts of the Indenture that are important to you. You especially need to read the Indenture to get a complete understanding of your rights and our obligations under the covenants described below under Limitation on Liens and Merger and Consolidation. Throughout the summary Ford Credit has included parenthetical references to the Indenture so that you can easily locate the provisions being discussed.

      The specific terms of each series of debt securities will be described in the particular Prospectus Supplement relating to that series. The Prospectus Supplement may or may not modify the general terms found in this Prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this Prospectus and the Prospectus Supplement relating to that particular series.

General

      The debt securities offered by this Prospectus will be limited to a total amount of $36,700,000,000, or the equivalent amount in any currency. The Indenture, however, does not limit the amount of debt securities that may be issued under it. Therefore, additional debt securities may be issued under the Indenture.

      The Prospectus Supplement which will accompany this Prospectus will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued or payable;

•	the provision for any sinking fund;

•	any additional restrictive covenants;

•	any additional Events of Default;

•	whether the series of debt securities are issuable in physical or global form;

•	any special tax implications, including provisions for original issue discount; and

•	any other terms.

      The debt securities will be unsecured obligations of Ford Credit. The debt securities will rank equally with Ford Credit’s other unsecured and unsubordinated indebtedness (parent company only).

      Unless the Prospectus Supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by Ford Credit in immediately available funds.

Limitation on Liens

      If Ford Credit or any Restricted Subsidiary (as defined in the Indenture) shall pledge or otherwise subject to any lien (as defined in the Indenture as a “Mortgage”) any of its property or assets, Ford Credit will secure or cause such Restricted Subsidiary to secure the debt securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed $5 million in the aggregate at any one time outstanding and does not apply to:

•	certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States;

•	Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States;

•	Mortgages in favor of Ford Credit or any Restricted Subsidiary;

•	Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary;

•	deposits made in connection with pending litigation;

•	Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages; and

•	any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses, inclusive. (Section 10.04).

Merger and Consolidation

      The Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the debt securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 (see “Limitation on Liens” above) without equally and ratably securing the Indenture Securities. (Section 8.03).

Events of Default and Notice Thereof

      The Indenture defines an “Event of Default” as being any one of the following events:

•	failure to pay interest for 30 days after becoming due;

•	failure to pay principal or any premium for five business days after becoming due;

•	failure to make a sinking fund payment for five days after becoming due;

•	failure to perform any other covenant applicable to the debt securities for 90 days after notice;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other Event of Default provided in the Prospectus Supplement.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. (Section 5.01.)

      If an Event of Default occurs and continues, the Trustee or the holders of at least 25% of the total principal amount of the series may declare the entire principal amount (or, if they are Original Issue Discount Securities (as defined in the Indenture), the portion of the principal amount as specified in the terms of such series) of all of the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the total principal amount of the debt securities of that series can void the declaration. (Section 5.02.)

      The Indenture provides that within 90 days after default under a series of debt securities, the Trustee will give the holders of that series notice of all uncured defaults known to it. (The term “default” includes the events specified above without regard to any period of grace or requirement of notice.) The Trustee may withhold notice of any default (except a default in the payment of principal, interest or any premium) if it believes that it is in the interest of the holders. (Section 6.02.)

      Annually, Ford Credit must send to the Trustee a certificate describing any existing defaults under the Indenture. (Section 10.05.)

      Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable protection from expenses and liability. (Section 6.01.) If they provide this reasonable indemnification, the holders of a majority of the total principal amount of any series of debt securities may direct the Trustee how to act under the Indenture. (Section 5.12.)

Modification of the Indenture

      With certain exceptions, Ford Credit’s rights and obligations and your rights under a particular series of debt securities may be modified with the consent of the holders of not less than two-thirds of the total principal amount of those debt securities. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against you without your consent. (Section 9.02.)

Global Securities

      Unless otherwise stated in the Prospectus Supplement, the debt securities of a series will be issued in the form of one or more global certificates that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”), which will act as depositary for the global certificates. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by DTC and its participants. Therefore, if you wish to own debt securities that are represented by one or more global certificates, you can do so only indirectly or “beneficially” through an account with a broker, bank or other financial institution that has an account with DTC (that is, a DTC participant) or through an account directly with DTC if you are a DTC participant.

      While the debt securities are represented by one or more global certificates:

•	You will not be able to have the debt securities registered in your name;

•	You will not be able to receive a physical certificate for the debt securities;

•	Ford Credit’s obligations, as well as the obligations of the Trustee and any of Ford Credit’s agents, under the debt securities will run only to DTC as the registered owner of the debt securities. For example, once any payment under a series of debt securities is made to DTC, neither Ford Credit nor the Trustee will have any further responsibility for the payment even if DTC or your broker, bank or other financial institution fails to pass it on so that you receive it;

•	Your rights under the debt securities relating to payments, transfers, exchanges and other matters will be governed by applicable law and by the contractual arrangements between you and your broker, bank or other financial institution, and/or the contractual arrangements you or your broker, bank or financial institution has with DTC. Neither Ford Credit nor the Trustee has any responsibility for the actions of DTC or your broker, bank or financial institution;

•	You may not be able to sell your interests in the debt securities to some insurance companies and others who are required by law to own their debt securities in the form of physical certificates; and

•	Because the debt securities will trade in DTC’s Same-Day Funds Settlement System, when you buy or sell interests in the debt securities, payment for them will have to be made in immediately available funds. This could affect the attractiveness of the debt securities to others.

      A global certificate generally can be transferred only as a whole, unless it is being transferred to certain nominees of the depositary or it is exchanged in whole or in part for debt securities in physical form. If a global certificate is exchanged for debt securities in physical form, they will be in denominations of $1,000 and integral multiples thereof, or another denomination stated in the Prospectus Supplement.

PLAN OF DISTRIBUTION

      Ford Credit may sell the debt securities to or through agents or underwriters or directly to one or more purchasers. The sale may be by electronic auction.

By Agents

      Ford Credit may use agents to sell the debt securities. The agents will agree to use their best efforts to solicit purchases for the period of their appointment.

By Underwriters

      Ford Credit may sell the debt securities to underwriters. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Each underwriter will be obligated to purchase all the debt securities allocated to it under the underwriting agreement. The underwriters may change any initial public offering price and any discounts or concessions they give to dealers.

Direct Sales

      Ford Credit may sell debt securities directly to you. In this case, no underwriters or agents would be involved.

Electronic Auctions

      We may determine the price or other terms of the debt securities offered under this prospectus by use of an electronic auction. We will describe in the related supplement to this prospectus how any auction will be conducted to determine the price or any other terms of the debt securities, how potential investors may participate in the auction and, where applicable, the nature of the underwriters’ obligations with respect to the auction.

General Information

      Any underwriters or agents will be identified and their compensation described in a Prospectus Supplement.

      Ford Credit may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, Ford Credit or its subsidiaries in the ordinary course of their respective businesses. The Chase Manhattan Bank, Trustee under the Indenture, is also the trustee under indentures covering a number of outstanding issues of notes and debentures of Ford Credit, is a depositary of Ford Credit and Ford, has from time to time made loans to Ford Credit, Ford and its subsidiaries and has performed other services for such companies in the normal course of its business.

LEGAL OPINIONS

      Richard P. Conrad, Esq., who is Ford Credit’s Associate Counsel-Corporate and Assistant Secretary, or another Ford Credit attorney, will provide Ford Credit an opinion about the legality of the debt securities. Mr. Conrad owns, and such other attorney likely would own, Common Stock of Ford and options to purchase shares of Common Stock of Ford.

EXPERTS

      The financial statements and schedules included in the 1999 10-K Report, the January 2000 8-K Report and the February 2001 8-K Report have been audited by PricewaterhouseCoopers LLP (“PwC”), independent accountants. These financial statements are incorporated by reference in this Prospectus and in the registration statement in reliance upon PwC’s report on those financial statements given on their authority as experts in accounting and auditing.

      With respect to the unaudited interim financial information of Ford Credit for the periods ended March 31, 2000 and 1999, June 30, 2000 and 1999 and September 30, 2000 and 1999 included in the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report respectively incorporated by reference in this Prospectus, PwC have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their reports included in the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report state that they did not audit and they do not express an opinion on that interim financial information.